UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2009
Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on May 19, 2009, entitled "Annual general meeting held in StatoilHydro ASA”.

Annual general meeting held in StatoilHydro ASA

The ordinary general meeting in StatoilHydro ASA (OSE: STL, NYSE: STO) resolved on 19 May 2009 to adopt the annual report and accounts for StatoilHydro ASA for 2008, as proposed by the board of directors.

The proposal for the allocation of net income, including distribution of a total dividend of NOK 7.25 per share, of which NOK 2.85 per share is special dividend, was also adopted. The dividend applies to those who were shareholders on 19 May 2009 with expected payment 3 June 2009.

Statoil Hydro’s shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend as of 20 May 2009. American Depository Shares (ADS) listed on the New York Stock Exchange will be traded ex dividend as of 20 May 2009.

The ordinary general meeting approved the nomination committee’s proposal of a new deputy member to the corporate assembly.

The ordinary general meeting approved the board’s declaration on remuneration for top management. It also approved the compensation to the company’s auditor.

The ordinary general meeting also authorised the board to repurchase own shares for implementation of the employee share saving plan in accordance with the board’s proposal.

The ordinary general meeting approved amendment of the articles of association. “The Company’s name is Statoil ASA. The Company is a Public Limited Company. The object of Statoil ASA is to engage in exploration, production, transportation, refining and marketing of petroleum, petroleum-derived products, and other forms of energy, as well as engaging in other business. The activities may also be carried out through participation in or cooperation with other companies.”

A shareholder proposed that StatoilHydro should withdraw from tar sands activities in Canada. The proposal was not adopted.

Please find the complete minutes of the ordinary general meeting enclosed.

Contacts:

Media:
Ola Morten Aanestad, vice president for media relations: + 47 48 08 02 12
Investor relations:
Lars Troen Sørensen, senior vice president for IR: + 47 90 64 91 44
Geir Bjørnstad, vice president, US investor relations: +1 203 978 69 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: May 19, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer